NO ACT

P.E.
06/06/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002871

July 16, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-16-13

Michael A. Hedge
K&L Gates LLP
michael.hedge@klgates.com

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 6, 2013

Dear Mr. Hedge:

This is in response to your letter dated June 6, 2013 concerning the shareholder proposal submitted to Peregrine by John Niak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: John G. Niak

*** FISMA & OMB Memorandum M-07-16 ***

July 16, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 6, 2013

The proposal would require Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal.

There appears to be some basis for your view that Peregrine may exclude the proposal under rule 14a-8(i)(7), as relating to Peregrine's ordinary business operations. In this regard, we note that the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Peregrine relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



K&L GATES

K&L GATES LLP
1 PARK PLAZA
TWELFTH FLOOR
IRVINE, CA 92614
T 949.253.0900 F 949.253.0902

Michael A. Hedge
D 949.623.3519
F 949.623.4454
michael.hedge@klgates.com

June 6, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Peregrine Pharmaceuticals, Inc. - Omission of Proposal

Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (the "Company") and submit this letter on the Company's behalf pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal ") submitted for inclusion in the Company's proxy statement (the "2013 Proxy") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting ") by John Niak (the "Proponent"). A reproduction of the Proposal is attached to this letter as Exhibit A.[1]

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, the Company excludes the Proposal from its 2013 Proxy.

The Company's 2013 Annual Meeting is scheduled for October 17, 2013. The Company currently intends to file its definitive 2013 Proxy with the SEC on or about August 26, 2013. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter with attachments is being sent to the Proponent informing him of the Company's intention to omit the Proposal from its 2013 Proxy. Further, Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are

[1] On May 9, 2013, the Company received two proposals from the Proponent, including the Proposal. A copy of that correspondence is attached to this letter as Exhibit B. On May 14, 2013, the Company provided a letter to the Proponent indicating the defects of his proposals under Rules 14a-8(b) and 14a-8(c). A copy of that letter is attached to this letter as Exhibit C. On May 21, 2013, the Company received another correspondence from the Proponent which attempted to remedy the defects identified in the Company's May 14th correspondence, including withdrawing one of his proposals. A copy of that correspondence is attached to this letter as Exhibit D. Therefore, this request addresses only the proposal not withdrawn by the Proponent.

taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal reads as follows, less the supporting statement:

"RESOLVED, that the stockholders of Peregrine Pharmaceuticals (the Company) request a period of no longer than forty-five (45) minutes on every public company conference call, when shareholders owning a minimum of 25,000 shares ("qualified shareholders") of the Company can ask management, board members and/or consultants on the call questions that relate to the operations of the Company.

The details are as follows:

1. Proof of ownership as a qualified shareholder, such as a brokerage statement with full name and number of shares, should be sent to the Company's investor relations contact a minimum of 48 hours in advance of the scheduled call along with a note of your intent to discuss relevant business on the upcoming call. E-mail is an acceptable form of delivery for such communication. Actual questions are not required to be submitted prior to the call.

2. During every public Company conference call, after analyst questions are completed, the call moderator will announce "We will now begin the forty-five minute question and answer section of the call allocated to retail investors".

3. If there are remaining questions in the queue after the forty-five minute time period has elapsed, those qualified shareholders wishing to ask questions will submit, via e-mail, questions to the Company's investor relations contact within one hour of the call's end. The Company will then have seven calendar days from the date of the call to add the questions and company responses to the existing "Investor FAQs" section of www.peregrineinc.com."

Bases for Excluding Proposal

The Company believes it may exclude the Proposal from its 2013 Proxy pursuant to Rule 14a-8(i)(7) and (10), on the grounds that the Proposal concerns a matter relating to the conduct of the ordinary business operations of the Company and the subject matter has been substantially implemented by the Company, all as more fully discussed below.

I. Rule 14a-8(i)(7): Conduct of Ordinary Business Operations

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the conduct of the ordinary business operations of the registrant." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release").

According to *SEC Release No. 34-19135* (October 14, 1982), the policy underlying Rule 14a-8(i)(7) "...is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The SEC has expressed two primary considerations underlying the ordinary business exclusion: (i) that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not be subject to stockholder oversight;" and (ii) that proposals might seek to micro-manage the company by probing into complex matters upon which stockholders would not be in a position to make an informed judgment. *1998 Release*. Both of these considerations are at issue with respect to the Proposal.

A. The Proposal Should be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The main objective of the Proposal is to increase the amount of communication directly between the Company's management, directors, consultants, on the one hand, and the Company's stockholders, on the other hand. The method for this increased communication is via a forty-five minute window for a "retail investor" question and answer period during analyst conference calls along with additional access via e-mail for additional questions. In the past, the Staff has consistently taken the position that shareholder proposals relating primarily to the nature of communications between a company and its stockholders may be excluded as relating to ordinary business. Specifically, it has become the Staff's consistent practice to allow exclusion of proposals requiring additional disclosure and shareholder communications through the means of conference calls. In *Peregrine Pharmaceuticals, Inc.* (June 28, 2005) the Staff excluded a similar proposal requiring the Company to communicate to stockholders and other interested parties through public conference calls in the manner specified in the proposal. Additionally, in *Jameson Inns, Inc.* (May 15, 2001), the Staff permitted exclusion of a shareholder proposal urging the board of directors of Jameson Inns, Inc. to consider new ideas for improving shareholder communications, including allowing shareholders to ask questions during quarterly conference calls with management. Further, in *Irvine Sensors Corporation* (January 2, 2001), the Staff permitted exclusion of a proposal requesting Irvine Sensors Corporation establish a policy of regular communications and updates with stockholders, including conference calls or quarterly letters to stockholders posted on its website and webcasting of annual meetings. The Staff has consistently permitted companies to exclude other types of proposals related to stockholder communications. See e.g., *Santa Fe Southern Pacific Corporation* (Jan. 14, 1988) (permitting exclusion of a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" because it related to the "technical preparation of company reports."); *Arizona Public Service Company* (Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services); *Advanced Fibre Communications, Inc.* (March 10, 2003) (permitting exclusion of a proposal requesting an office of the board of directors to direct communications between management and shareholders).

The Proposal also intersects with the Company's current disclosure practices of conducting analyst conference calls consistent with Regulation FD. In its adopting release for Regulation FD, the SEC Staff indicated that, while companies may allow the public to listen in on analyst conference calls in an effort to comply with their obligations under the regulations for fair disclosure, this does not "...also require that the issuer give all members of the public the opportunity to ask questions. " *SEC Release No. 34-43154* (August 15, 2000). Analyst conference calls are conducted such that institutional investors and analysts are invited to actively participate by asking questions, while other stockholders or interested persons are invited to listen but cannot speak. This allows the Company to effectively communicate with its shareholder base while still allowing for fair disclosure called for by Regulation FD.

The Proposal proposes that the Company be "requested" to provide time during each public conference call for stockholders to voice concerns and ask questions of management. Stockholder communications are clearly a duty and responsibility of management. The Company is subject to state and federal law addressing specific requirements with respect to disclosures to and communications with stockholders. Beyond the requirements of these laws and regulations, the manner and nature of communications with stockholders is a matter for the judgment and discretion of management. Management takes an active role in determining whether disclosure would be appropriate, and if so, in what manner or forum such disclosure should be made. As long as the company is in compliance with laws and regulations related to on-going disclosure obligations, the content and method of communication of such information is subject to management's discretion and therefore is not a subject appropriate for stockholders to request different means of communication. Any imposition on such discretion would amount to micro-management of the precise method by which stockholder communication is implemented.

For these reasons, the Company believes that the Proposal is excludable from its 2013 Proxy under Rule 14a-8(i)(7) as pertaining to the ordinary business operations of the Company and is not limited to matters other than ordinary business matters.

II. Rule 14a-8(i)(10) - Subject Matter is Substantially Implemented

Rule 14a-8(i)(10) provides that a registrant may omit a stockholder's proposal and any supporting statement from its proxy materials "if the company has already substantially implemented the proposal." *SEC Release No. 34-20091* (August 16, 1983), *SEC Release No. 34-39093* (September 18, 1997), and *SEC Release No. 34-40018* (May 21, 1998). Further, it has been the position of the Staff that a proposal need not be implemented precisely or in full as presented in the proposal to be excludable under Rule 14a-8(i)(10). *See The Gap, Inc.* (March 16, 2001); *First Federal Bankshares, Inc.* (September 18, 2000). The Staff has stated that a company "may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001) citing *General Motors Corporation* (March 4, 1996).

As noted above, the main purpose of the Proposal is to provide more communication between Company management and Company stockholders by means of a forty-five minute "retail investor" question and answer period. While the Company has not implemented this exact forum for communication, it has already implemented a number of forums through which it actively communicates information regarding the Company to stockholders. The Company currently uses its website, SEC filings, press releases and other general forms of communication, including the Company's internal and external investor relations personnel who respond to shareholder calls and emails to communicate information to its stockholders. Importantly, the Proposal makes note of the "Investor FAQs" section of the Company's website, which includes a web based form by which investors may submit questions to the Company. Further, the Company's stockholders are allowed an opportunity to communicate directly with the directors of the Company at the annual stockholders' meeting. Each of these methods resolve the "essential objectives" of the Proposal, which is to allow for communication from the Company to its stockholders of important information.

The Company clearly meets the "substantially implemented" standard. As noted above, the Company's current shareholder communication forums accomplish the Proposal's "essential objective" of communicating with stockholders. Because the stockholders of the Company currently are able to easily obtain and access all material public information on an ongoing basis, we believe that the Proposal has been "substantially implemented," and is therefore excludable under Rule 14a-8(i)(10).

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the 2013 Proxy.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to michael.hedge@klgates.com. If we can be of any further assistance in this matter, please do not hesitate to contact me at (949) 623-3519 or Mark Ziebell, the Company's Vice President, General Counsel, at (714) 508-6080.

Sincerely,

K&L GATES LLP



Michael A. Hedge

Enclosures
cc: John Niak (VIA Federal Express)

EXHIBIT A

Reproduction of Proposal

Exhibit A

Transparency through Answering Investor Questions on All Conference Calls

Proposal Details

RESOLVED, that the stockholders of Peregrine Pharmaceuticals (the Company) request a period of no longer than forty-five (45) minutes on every public company conference call, when shareholders owning a minimum of 25,000 shares ("qualified shareholders") of the Company can ask management, board members and/or consultants on the call questions that relate to the operations of the Company.

The details are as follows:

1. Proof of ownership as a qualified shareholder, such as a brokerage statement with full name and number of shares, should be sent to the Company's investor relations contact a minimum of 48 hours in advance of the scheduled call along with a note of your intent to discuss relevant business on the upcoming call. E-mail is an acceptable form of delivery for such communication. Actual questions are not required to be submitted prior to the call.

2. During every public Company conference call, after analyst questions are completed, the call moderator will announce "We will now begin the forty-five minute question and answer section of the call allocated to retail investors".

3. If there are remaining questions in the queue after the forty-five minute time period has elapsed, those qualified shareholders wishing to ask questions will submit, via e-mail, questions to the Company's investor relations contact within one hour of the call's end. The Company will then have seven calendar days from the date of the call to add the questions and company responses to the existing "Investor FAQs" section of www.peregrineinc.com.

Why Stockholder is Seeking Your Support

Its our belief the management team at Peregrine Pharmaceuticals has been unable to build stockholder value, as evidenced by the stock's 10 year performance found in the company's annual report. While we understand the speculative nature of investing in biotech companies, we also recognize it's the money of retail shareholders that helps fund operations that help the company exist. Subsequently, we are asking for no longer than forty-five minutes on every public conference call to voice questions and concerns that will help investors better understand the company's position on relevant matters of business.

Please vote 'Yes' in support of this proposal.

EXHIBIT B

Proponent's Complete Initial Submission

Proposal #1 – May 7, 2013 – Peregrine Pharmaceuticals

Transparency through Answering Investor Questions on All Conference Calls

Proposal Details

RESOLVED, that the stockholders of Peregrine Pharmaceuticals (the Company) request a period of no longer than forty-five (45) minutes on every public company conference call, when shareholders owning a minimum of 25,000 shares ("qualified shareholders") of the Company can ask management, board members and/or consultants on the call questions that relate to the operations of the Company.

The details are as follows:

1. Proof of ownership as a qualified shareholder, such as a brokerage statement with full name and number of shares, should be sent to the Company's investor relations contact a minimum of 48 hours in advance of the scheduled call along with a note of your intent to discuss relevant business on the upcoming call. E-mail is an acceptable form of delivery for such communication. Actual questions are not required to be submitted prior to the call.

2. During every public Company conference call, after analyst questions are completed, the call moderator will announce "We will now begin the forty-five minute question and answer section of the call allocated to retail investors".

3. If there are remaining questions in the queue after the forty-five minute time period has elapsed, those qualified shareholders wishing to ask questions will submit, via e-mail, questions to the Company's investor relations contact within one hour of the call's end. The Company will then have seven calendar days from the date of the call to add the questions and company responses to the existing "Investor FAQs" section of www.peregrineinc.com.

Why Stockholder is Seeking Your Support

Its our belief the management team at Peregrine Pharmaceuticals has been unable to build stockholder value, as evidenced by the stock's 10 year performance found in the company's annual report. While we understand the speculative nature of investing in biotech companies, we also recognize it's the money of retail shareholders that helps fund operations that help the company exist. Subsequently, we are asking for no longer than forty-five minutes on every public conference call to voice questions and concerns that will help investors better understand the company's position on relevant matters of business.

Please vote **'Yes'** in support of this proposal.

John G Niak

John G Niak

FISMA & OMB Memorandum M-07-16

Proposal #2 - May 7, 2013 - Peregrine Pharmaceuticals

RESOLVED, the stockholders of Peregrine Pharmaceuticals (the Company) request:

All future Director fee annual retainers and stock option grants for Directors Pohl, Johnson and Schwartz be deferred until such time that two of the five conditions below are met:

1. Two additional independent directors are elected to the Board of Directors. The term, "Independent Directors," shall be defined by the NASDAQ Marketplace Rules governing the independence of directors. The company has acknowledges its understanding of these rules, including but not limited to 5605(a)(2), as is evidenced by its citing on page six of the company's FY2012 Proxy Statement.
2. The company's market capitalization remains at or above $740 million for 20 consecutive trading days. "Market capitalization" shall be defined by multiplying the numberof shares outstanding as reported by the company in its most recent SEC filing or public disclosure by the closing price of the stock as listed on www.nasdaq.com/symbol/pphm
   a. $740 million market cap is the approximate value of the current outstanding shares multiplied by $5.39, the closing price of the stock before the coding discrepancies were announced on September 24, 2012.
3. The first patient is enrolled in any phase III or phase II/III registrational trial in any oncology indication for bavituximab. Such "registrational" trials will be defined by a clear written correspondence from the FDA stating that reaching primary endpoints in said trials will justify submission of a new drug application.
4. FDA accepts the filing of a new drug application for bavituximab in any oncology indication.
5. FDA approves bavituximab for use in any oncology indication.

Stockholders recommend allowing the existing fee of $2,000 for each Board meeting attended, whether in-person or telephonically to remain without change.

Why Stockholder Is Asking for Your Approval

Cash paid to Directors from April, 30 2007- April 30, 2012:

Schwartz: $535,000

Pohl: $533,000

Johnson: $901,000

*Source: SEC Company Filings

<u>$100 invested in PPHM on April 30, 2007 was worth $9.40 on April 30, 2012</u> per page 34 of the Company's proxy statement Fiscal Year 2012.

Stockholder recommends the company amend, adopt or repeal any and all bylaws necessary to implement the above recommended changes as is allowed under Delaware General Corporate Law ("DGCL") section 122(6). This includes, but is not limited to implementing changes that temporarily contravene Section 141(a) of the DGCLK which states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors" and Section 122(15) of the DGCL which authorizes corporations to establish and carry out stock option plans for directors, officers and employees until such time that 2 of the aforementioned 5 conditions are satisfied.

Section 122(5) of the DGCL authorizes corporations to provide their directors with suitable compensation. The stockholders agree and contest $2,000 per meeting is suitable when past compensation and subsequent stock performance is taken into consideration.

Please vote **<u>FOR</u>** preserving shareholder value

John G. Niak

John G. Niak

FISMA & OMB Memorandum M-07-16

Pages 13 through 20 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT C

Deficiency Notice



May 14, 2013

VIA FEDERAL EXPRESS

Mr. John G. Niak

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposals

Dear Mr. Niak,

We are in receipt of the two proposals you have submitted for inclusion in Peregrine Pharmaceuticals, Inc.'s proxy statement for its upcoming 2013 Annual Stockholder Meeting currently scheduled for October 17, 2013.

As you are aware, Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended, sets for various eligibility and procedural requirements, which stockholders must follow if they wish to include a proposal in our proxy materials. In this regard, please note the following:

1. **Rule 14a-8(b)**. Rule 14a-8(b) sets eligibility requirements for stockholders seeking to submit proposals. Because you hold your Peregrine stock in "street name," you must provide a written statement (i.e., a proof of ownership letter) from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposals, May 7, 2013, you continuously owned the requisite amount of securities for the one-year period preceding and including such date. Copies of your brokerage statements are not sufficient to satisfy this requirement. In addition, you must provide to us a written statement that you intend to continue to hold such shares through the date of our 2013 Annual Stockholder Meeting.

2. **Rule 14a-8(c)**. Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to us for a particular stockholder meeting. Because you have submitted two proposals, you must reduce the number of your proposals to one.

Please note that pursuant to Rule 14a-8(f), you have fourteen (14) calendar days following your receipt of this letter in which to respond to this letter.

Please address your response to my attention. Thank you for your interest in and support of Peregrine Pharmaceuticals, Inc.

Sincerely,

Mark R. Ziebell
General Counsel
and Secretary

14282 Franklin Avenue, Tustin, CA 92780 • Main 714.508.6000 • Fax 714.838.9433 • www.peregrineinc.com

EXHIBIT D

Proponent's Response and Withdrawal of Proposal 2

John G. Niak

FISMA & OMB Memorandum M-07-16

May 21, 2013

Mark R. Ziebell,

Enclosed I have documented from Fidelity, Verification of 8,000 Peregrine Pharmaceutical shares that have been held continuously (not sold and repurchased) ... but transferred from my Rollover IRA account # ***FISMA & OMB Memorandum M-07-16*** to my Roth IRA account # ***FISMA & OMB Memorandum M-07-16*** and do not plan on selling these shares at all. This satisfies the condition of holding the requisite amount of securities for the one-year period preceding and including up to May 7, 2013 and have no intention of selling these 8,000 shares through the date of our 2013 Annual Stockholder Meeting. Proposal #2 will be withdrawn as one proposal is allowed and will proceed with proposal #1. Thank you!

Sincerely,

John G. Niak

John G. Niak

Mark,

To make it easier .... I've highlighted these following descriptions on the enclosed documents:

1. Name / Address Verification
2. End of month (march 31, 2012) statement verifying 8,000 PPHM shares in Rollover IRA
3. Settlement Date = March 15 of 8,000 PPHM shares
4. Purchase Date = March 12, 2012 of the 8,000 PPHM Shares
5. Rollover IRA converted to ROTH IRA on July 13, 2012 of same 8,000 PPHM Shares.
   ROTH IRA Account # ***FISMA & OMB Memorandum M-07-16***
6. Transaction History ---- again shows the ROTH Conversion on July 13, 2012 for 8,000 PPHM Shares
7. ..... #7 is the day I can sell these shares for $100 after a 2 for 1 split..... hopefully!! Thank you & Good Luck!

John Tusk

Pages 26 through 37 redacted for the following reasons:

FISMA & OMB Memorandum M-07-16

Congress Street Investor Center

Mail: 82 Devonshire St, Boston, MA 02109
Office: 155 Congress St., Boston, MA 02110
Phone: 800-343-2140



May 21, 2013

John G. Niak

FISMA & OMB Memorandum M-07-16

Dear Mark R. Ziebell,

Our records indicate that John G. Niak has continuously owned 8,000 shares of Peregrine Pharmaceuticals Inc. (PPHM) since purchase on March 15, 2012 within Rollover IRA ***FISMA & OMB Memorandum M-07-16*** Those shares were later rolled into Roth IRA ***FISMA & OMB Memorandum M-07-16*** during a Roth conversion on July 13, 2012, but ownership was never lost.

Please be advised that Fidelity does not audit this information and this does not replace the client's monthly statement.

Sincerely,

John Spatola
Financial Representative
Fidelity Brokerage Services
155 Congress Street
Boston, MA 02110